UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

I.D. Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

449489103
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW M. FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449489103

1	NAME OF REPORTING PERSON KENNETH S. EHRMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 673,992
	8	SHARED VOTING POWER 49,000
	9	SOLE DISPOSITIVE POWER 673,992
	10	SHARED DISPOSITIVE POWER 49,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,9921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

____________________
1 Consists of: (i) 515,224 shares of the Issuer’s common stock, par value $0.01 per share (the “Shares”) that Kenneth S. Ehrman owns directly, (ii) 38,365 restricted Shares granted to Mr. Ehrman in consideration of his services as an officer of the Company, (iii) 49,000 Shares held by the Individual Retirement Account of Mr. Ehrman’s spouse, and (iv) 169,403 Shares underlying certain options to purchase Shares that are currently exercisable or will become exercisable within 60 days of the date hereof.

CUSIP NO. 449489103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 7, 2014, the Issuer disclosed in a Form 8-K that, as of April 4, 2014, Lawrence S. Burstein, Harold D. Copperman, Robert J. Farrell and Michael P. Monaco have informed the Company of their respective decisions not to stand for re-election to the Company’s board of directors (the “Board”) at the 2014 annual meeting of stockholders (the “2014 Annual Meeting”).  Since April 4, 2014, Mr. Ehrman has engaged in discussions with the Company regarding the reconstitution of the Company’s Board.  On April 15, 2014, Mr. Ehrman submitted the below listed slate of highly-qualified Board candidates for the Nominating Committee’s consideration and recommendation for election to the Board taking into account what Mr. Ehrman believes are the needs of the Company.  Mr. Ehrman submitted this slate of Board candidates because he believes that these highly qualified Board nominees will bring to the Board valuable skill-sets and experience and can work with senior management to enhance stockholder value. The four director candidates that Mr. Ehrman has recommended other than himself are all independent in accordance with the standards established by rules of The NASDAQ Stock Market LLC.  Mr. Ehrman has no prior business affiliation or business relationship with any of such candidates.

Mr. Ehrman is hopeful that the Nominating Committee will promptly interview and recommend this slate of Board candidates for election to the Board at the 2014 Annual Meeting.  Mr. Ehrman believes it is in the best interests of the Company’s stockholders for the Company’s slate of directors to be finalized as soon as possible so that the 2014 Annual Meeting can be held without unnecessary delay.  Mr. Ehrman reserves all of his rights as a stockholder of the Company, including his right to nominate candidates for election to the Board at the 2014 Annual Meeting.

Provided below is certain biographical information for each of Mr. Ehrman’s proposed Board candidates:

David T. Gulian

Mr. Gulian currently serves as Chief Executive Officer of Futura Mobility, where he is responsible for leading the company’s expansion into the strategic mobility space on the enterprise side, and increasing patient care solutions for the firm’s healthcare business.  Mr. Gulian is a serial entrepreneur that has successfully founded and operated a substantial list of start-up companies.  Mr. Gulian has created over a billion dollars in top line revenue across the organizations he has created and is known for his innovative ability to create new businesses and drive results, including not only the development of people, technologies and revenues, but also patents.  In addition, Mr. Gulian has substantial experience with mergers & acquisitions.  Mr. Gulian’s most recent high level transaction included the positioning of LogiStar for an acquisition by Ernst & Young’s Global Consulting Practice in April 2014.  Mr. Gulian founded and served as CEO of Logi-Star, which was formed in October 2011 as an SAP Enterprise Supply Chain Management Consulting Firm, and managed to grow the Organization to $20M by building the SAP Fortune 1000 as a customer base.  Logi-Star won SEM Partner of the Year for 2013, and was well positioned for even stronger growth making it good fit for Ernst & Young’s practice moving forward.  Mr. Gulian also founded RTL (Realtime Learning Solutions) in November 2011, and currently serves as the Chairman of RTL.  RTL creates customized courseware for the professional healthcare marketplace.  Previously, Mr. Gulian was the President, CEO and a member of the Board of Directors of InfoLogix, Inc., an organization that was a leading provider of enterprise mobility solutions for the healthcare and commercial industries for over a decade.  In just under a decade, Mr. Gulian led InfoLogix from a privately held company to a successful IPO in 2006, and eventual acquisition and integration by Stanley Black & Decker in January 2011.  Mr. Gulian has been personally recognized by several publications, including as a finalist for Ernst & Young’s entrepreneur of the year and as a part of the “Top 50 of Who’s Who in Technology” by the Philadelphia Business Journal.

CUSIP NO. 449489103

Tony Trousset

Tony Trousset is a partner and founder of Atlas Technology Group LLC, which Mr. Trousset founded in November 2009.  Mr. Trousset has worked in the technology industry for 18+ years as an investment banker, venture capitalist and corporate executive.  Mr. Trousset’s previous experience includes: Global Head of Software Investment Banking and Co-Head of the West Coast Technology Investment Banking Group at Lehman Brothers, where he served from 2005 through 2008; Global Head of Software Investment Banking at UBS AG, where he served from 2001 through 2005; VP and Head of Corporate Development at SAS Institute, Inc, where he served during 2005; and Co-Founder of venture capital firm Bluevector, which Mr. Trousset founded in 2001. Tony received BA and MA degrees from Stanford University.  Mr. Trousset is also a board member of the San Francisco Symphony.

Kenneth Brakebill

Mr. Brakebill spent most of his career in the San Francisco office at Morrison & Foerster, a global law firm with one of the top litigation practices in the country, especially in intellectual property.  He joined the firm in 1998, became a partner in 2005 and retired from the firm in January 2010.  He primarily represented technology companies, both in the hardware and software sectors, in bet-the-company type intellectual property cases involving disputes over patents, copyrights and contracts concerning use of technology.  Mr. Brakebill has significant trial experience.  Most recently, he was part of the trial team that successfully represented Novell in a high-profile case in federal court in Utah concerning ownership of the copyrights to the UNIX operating system.   Mr. Brakebill also was part of the trial teams that successfully represented Altera Corporation in federal court in California, first defending Altera and its reprogrammable logic device technology from claims of patent infringement by Xilinx and later successfully prosecuting a mask-work and tortious interference with contract claim against chip-maker Clear Logic Corporation.  In addition to his intellectual property work, Mr. Brakebill devoted substantial pro bono time to 4th Amendment civil rights cases.  In December 2006, he was the recipient of an “Angel Award” as one of California’s top pro bono lawyers.  Mr. Brakebill received his undergraduate degree with Honors from Stanford University.  He attended Harvard Law School and the University of California, Hastings, from which he received his JD in 1997.

Michael Brodsky

Mr. Brodsky currently serves as Executive Chairman of Selectica, Inc., a leader in configuration and contract management software, where he has served on the board of directors since October of 2010. Since June 2012, Mr. Brodsky is also a member of the board of directors of Genesis Land Development Corporation, a residential land developer and home builder in Calgary, Canada.  Mr Brodsky is also a member of the board of directors of Trans World Corporation, a leading casino company in the Czech Republic, where he has served since September of 2013. Mr. Brodsky is also presently the Managing Partner of Vajra Asset Management, LLC an investment firm. Previously, Mr. Brodsky was a member of the board of directors and President, CEO and Executive Chairman of Youbet.com, Inc. from 2008 through Youbet.com’s acquisition by Churchill Downs Incorporated in 2010.  Following the acquisition of Youbet.com, he served of the board of directors of Churchill Downs, Inc through June 2012. Prior to his role at Youbet.com, Inc., Mr. Brodsky was the Managing Partner of New World Opportunity Partners, the public investment arm of the Chicago-based Pritzker family; and the Chief Financial Officer of The Away Network, an online travel media company that owned and managed Away.com, OutsideOnline.com, and GORP.com. The Away Network was acquired by Orbitz.com and the Cendant Corporation, where Mr. Brodsky was Vice President of Finance in Cendant’s Travel Services Division. Mr. Brodsky has a BA from Syracuse University, a JD from Northwestern University and an MBA from The Kellogg School of Business at Northwestern University.

CUSIP NO. 449489103

Kenneth Ehrman

Kenneth Ehrman currently serves as Interim Chief Executive Officer and President of I.D. Systems, Inc., which he co-founded in 1993. Mr. Ehrman served on the board of directors of I.D. Systems from 1993 through June 2013. Since September 2012, Mr. Ehrman has also served as a member of the board of directors of Financial Services, Inc., a privately held provider of data processing solutions for banking. Mr. Ehrman graduated from Stanford University in 1991 with a BS in Industrial Engineering. Upon his graduation, and until the Company’s inception, Mr. Ehrman worked as a production manager with Echelon Corporation.

CUSIP NO. 449489103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 2014

/s/ Kenneth S. Ehrman
KENNETH S. EHRMAN